Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to proceed with initial Fort Knox Gilmore expansion

Project expected to extend mine life to 2030 and generate 17% IRR at a low capital cost

Strengthens Company’s long-term U.S. production profile

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page seven of this news release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario – June 12, 2018 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) is pleased to announce that it is proceeding with the initial Gilmore expansion project at its Fort Knox mine in Alaska.

The initial Gilmore project is expected to extend mining at Fort Knox by six years to 2027, and leaching to 2030, at a low initial capital cost of approximately $100 million, and increase life-of-mine production by approximately 1.5 million Au eq. oz.

The project is expected to generate an internal rate of return (IRR) of 17% and net present value (NPV) of $130 million based on a $1,200/oz. gold price, and an IRR of 26% and NPV of $239 million based on a $1,300/oz. gold price.

Fort Knox Gilmore project feasibility study highlights[1]
Operational metric	Incremental Gilmore estimate[2]
Life of mine production (million Au oz.)	1.51
Life of mine ore processed (million tonnes)	183
Average grade processed (g/t)	0.35
Strip ratio	1.2
Average production cost of sales (per Au eq. oz.)	$650
Average all-in sustaining costs[3] (per Au eq. oz.)	$950
Initial capital costs (million) (2018-2020)	$100
Capitalized stripping (million) (2018-2020)	$60
Internal rate of return[4] (IRR)	17%
Net present value[5] (NPV) (million)	$130
Cash flow (million)	$240

CEO commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to the Gilmore expansion:

“We are pleased to proceed with the initial Fort Knox Gilmore project, a low-risk, low-cost brownfield expansion that is expected to extend mine life to 2030 at one of our top performing operations and contribute 1.5 million gold equivalent ounces to strengthen our long-term U.S. production profile.

“The Gilmore project offers an attractive IRR and NPV and adds to our suite of quality development projects at Tasiast, Round Mountain, Bald Mountain and Kupol to enhance our globally diverse portfolio. The project’s low initial capital cost is expected to be funded by Fort Knox’s cash flow, helping preserve our strong balance sheet and financial flexibility.

“With additional upside potential at Gilmore and beyond, Fort Knox is a significant asset in our portfolio located in an excellent mining jurisdiction. The Gilmore project and the addition of estimated mineral resources improves value and is expected to be a key contributor to the future growth of our Company.”

1 Based on a $1,200 per ounce gold price assumption and $55/bbl oil price assumption. 2018-2030 unless noted otherwise.

2 Incremental to pre-Gilmore mine plan and estimated mineral reserves previously disclosed by Kinross in its news release dated February 14, 2018.

3 Throughout this news release, forecast site-level all-in sustaining cost excludes corporate overhead costs. This is a non-GAAP measure and is not defined under IFRS. Refer to “Reconciliation of non-GAAP financial measures” section in the Company’s Q1 2018 MD&A.

4 Throughout this news release, calculated from July 1, 2018 forward and after tax.

5 Throughout this news release, calculated based on a 5% discount rate from July 1, 2018 and after tax.

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Gilmore feasibility study

The Gilmore feasibility study contemplates the first two phases of a potential multi-phase layback of the existing Fort Knox pit and construction of a new heap leach pad. The Company expects to continue leveraging its extensive experience and knowledge operating cold weather, sub-arctic heap leaching, having successfully operated Fort Knox’s current heap leach during the past 10 years.

The project plan requires minimal construction of new infrastructure and new equipment purchases, and has been optimized for lower initial capital costs. This includes continuing mining using Fort Knox’s current fleet and leveraging assets from the Company’s other North American operations as replacement equipment is required. Kinross expects to finance the initial capital costs of the project using Fort Knox’s cash flow.

Early construction work on the new heap leach and dewatering is expected to begin in Q3 2018, with stripping commencing in 2019. Initial production from Gilmore is expected in early 2020, with approximately 5% of Gilmore ore expected to be stacked on the existing pad. Approximately 95% of Gilmore ore is expected to be stacked on the new heap leach pad, with stacking commencing in late 2020. Currently, milling at Fort Knox is expected to end in late 2020.

The project team has now been established and contracting is underway. Engineering is largely complete and the permitting process is proceeding as planned. Permits are now in place to start work on the new heap leach pad.

Fort Knox estimates, including Gilmore project[1]
Timeline	Operational metric	Combined estimate (current mine plan + Gilmore)
2018 – 2027 (Mining)	Average annual production (Au oz.)	245,000
	Average production cost of sales (per Au eq. oz.)	$735
	Average all-in sustaining costs[3] (per Au eq. oz.)	$1,015
	Average grade processed (g/t)	0.37
	Strip ratio	1.2
	Average processing cost (per tonne)	$1.74
	Average mining cost (per tonne)	$2.19*
	Average annual tonnes mined (tonnes)	60 million
2028 – 2030 (Leaching)	Average annual production (Au oz.)	80,000
	Average production cost of sales (per Au eq. oz.)	$855
	Average all-in sustaining costs[3] (per Au eq. oz.)	$900
	Average grade processed (g/t)	N/A
	Strip ratio	N/A
	Average processing cost (per annum)	$23.6 million
2018 – 2030 (Life of Project)	Average annual production (Au oz.)	205,000
	Average production cost of sales (per Au eq. oz.)	$745
	Average all-in sustaining costs[3] (per Au eq. oz.)	$1,005
	Average grade processed (g/t)	0.37
	Average recovery rate	79%
	Strip ratio	1.2
	Average processing cost (per tonne)	$2.00
	Average mining cost (per tonne)	$2.19*

*includes capitalized stripping

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

As disclosed in the first quarter of 2018, the Fort Knox pit experienced a minor pit wall slide. The wall slide is not expected to materially affect Fort Knox’s average annual production and cost estimates over the life of mine, the Gilmore project’s IRR and NPV, or the Americas 2018 regional guidance. The Company is continuing to analyze the slide’s impact and assess mitigation plans, which may have some effect on Fort Knox’s 2018 and 2019 production and cost schedule.

Forecast Gilmore initial capital costs (2018 – 2020)	($ millions)
Barnes Creek Heap Leach Pad	51
Geotechnical Study and Dewatering	19
Mining Fleet + Capitalized Maintenance	12
Infrastructure, owner’s cost and other	5
Contingency	13
Total	100
Capitalized stripping	60

Gold price sensitivity estimates

	Fort Knox Gilmore project (incremental) Average gold price
Financial Metric	$1,100/oz.	$1,200/oz.	$1,300/oz.	$1,400/oz.
IRR[4]	7%	17%	26%	34%
NPV[5]	$21 million	$130 million	$239 million	$348 million

Oil price sensitivity estimates

	Fort Knox Gilmore project (incremental) Oil price
Financial Metric	$45/bbl	$55/bbl	$60/bbl	$65/bbl
IRR[4]	19%	17%	16%	14%
NPV[5]	$157 million	$130 million	$116 million	$103 million

Updated Fort Knox Mineral Reserve and Resource estimates6

As a result of the Fort Knox Gilmore feasibility study, estimated proven and probable mineral reserves at Fort Knox increased to approximately 3.4 million Au oz., as 2.1 million Au oz. was converted from estimated measured and indicated mineral resources. An additional 0.6 million Au oz. was added to estimated measured and indicated resources due to engineering changes, which included updating cost assumptions to be consistent with the feasibility study, partly offsetting the conversion of gold ounces to estimated mineral reserves.

Further drilling is expected to be conducted at the 287-hectare (709 acre) Gilmore property in 2019, including infill drilling to potentially add to the mine’s estimated mineral reserves. The Company will continue to explore the prospectivity and upside potential of the Fort Knox area, as the overall orebody has not yet been delineated to the West, South and East.

p. 3 Kinross to proceed with initial Fort Knox Gilmore expansion	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Fort Knox Area Mineral Reserve and Resource Estimates[6] (Closing Balance December 31, 2017)
	2017 (Pre-Gilmore feasibility study) (Au koz)	Gilmore Conversion (Au koz)	Engineering Changes (Au koz)	2017 (Post-Gilmore feasibility study) (Au koz)
Proven and Probable Reserves	1,245	2,072	57	3,374
Measured and Indicated Resources	3,229	(2,072)	638	1,795
Inferred Resources	689	-	404	1,093

Fort Knox Area Proven and Probable Mineral Reserves[6] (Closing Balance December 31, 2017)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Proven	51,336	0.39	645
Probable	230,870	0.37	2,729
Total	282,236	0.37	3,374

Fort Knox Area Measured and Indicated Mineral Resources[6] (Closing Balance December 31, 2017)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Measured	6,606	0.36	77
Indicated	140,339	0.38	1,718
Total	146,945	0.38	1,795

Fort Knox Area Inferred Mineral Resources[6] (Closing Balance December 31, 2017)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Inferred	105,605	0.32	1,093

6 These updated estimates are different from those reported in the Company’s news release dated February 14, 2018 and Annual Information Form dated March 29, 2018 and reflect changes resulting from the feasibility study work completed in 2018. For further information (including assumptions, which remain unchanged) see the Company’s Annual Information Form dated March 29, 2018, available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com). Mineral resources that are not mineral reserves have not demonstrated economic viability.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Updated Fort Knox technical report

Kinross today filed an updated technical report for Fort Knox. The technical report incorporates updates with respect to the current Fort Knox operation, including details of the Gilmore project feasibility study and updated mineral resource and mineral reserve estimates. The feasibility study has been reviewed by third-party independent reviewers and was found to be consistent with industry best practices. The technical report has been prepared pursuant to Canadian Securities Administrator's National Instrument 43-101, and may be found at www.kinross.com or under the Company's profile at www.sedar.com. Click here to access the updated Fort Knox technical report.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary Statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include those under the headings “CEO Commentary”, “Gilmore feasibility study”, and “Updated Fort Knox Mineral Reserve and Resource estimates” and include, without limitation, statements with respect to: our estimates, expectations, forecasts and guidance for production, production costs of sales, all-in sustaining cost and capital expenditures, cost savings, project economics (including net present value and internal rates of return) and other information contained in the feasibility study; as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of the project and mining and processing activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, and environmental risks. The words ‘‘estimate’’, ‘‘expect’’, “feasibility”, “plan”, “potential” “schedule”, “study” and “upside” or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, “will” or ‘‘would’’ occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 29, 2018 and our full-year 2017 and first quarter 2018 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Gilmore project being consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in the State of Alaska and the United States of America being consistent with its current expectations; (4) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts meeting expectations; (8) the impact on costs and production of the recent pit wall failure at the Fort Knox mine; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including Fort Knox); (10) labour and materials costs increasing on a basis consistent with Kinross' current expectations; and (11) goodwill and/or asset impairment potential, being consistent with the Company's current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: international economic sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates, or any government or citizens of, persons or companies domiciled in, or the Company's business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees); fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in countries in which Kinross does business or may carry on business; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions, cease and desist orders and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and retaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our Annual Information Form dated March 29, 2018 and the "Risk Analysis" section of our full year 2017 and first quarter 2018 Management’s Discussion & Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about Fort Knox contained in this news release has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX

Cross section of Fort Knox as of December 31, 2017, showing the current mining surface (black), the pre-Gilmore reserve pit (orange), post-Gilmore reserve pit (green) and post-Gilmore resource pit (yellow).

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